RYONCIL® NET REVENUES INCREASE FOR THE QUARTER TO US$30M Activity Report for Quarter Ended December 31, 2025 (Appendix 4C) New York, USA: January 28 and Melbourne, Australia: January 29, 2026: Mesoblast Limited (ASX:MSB; Nasdaq:MESO), global leader in allogeneic cellular medicines for inflammatory diseases, today provided highlights of its recent activities for the second fiscal quarter ended December 31, 2025. “This quarter was highlighted by continued strong Ryoncil® sales and the establishment of a new lower- cost non-dilutive financing facility both of which enable greater flexibility for strategic partnerships and pursuit of label expansion for Ryoncil®,” said Mesoblast Chief Executive Dr. Silviu Itescu. FINANCIAL HIGHLIGHTS FOR QUARTER ENDED DECEMBER 31, 20251 • Ryoncil® gross sales for the quarter were US$35 million, a 60% increase on the prior quarter ended September 30, 2025, and net revenues were US$30 million.1 • Mesoblast entered into a new non-dilutive credit-line totaling US$125 million at a fixed interest rate of 8.00% per annum, a substantial reduction from Mesoblast's current debt facilities, with a five- year interest only period. The initial US$75 million drawn is unsecured until the remainder of the secured debt is repaid, no later than July 8, 2026, after which the entire new facility will be secured solely with the Temcell2 royalty. • Mesoblast had US$130 million of cash at December 31, 2025. Net operating cash spend for the quarter was US$16 million. Mesoblast expects to see reduction in net cash spend over the remainder of the fiscal period based on projected receipts from quarterly revenues and tight control of operating expenses. OPERATIONAL HIGHLIGHTS FOR QUARTER ENDED DECEMBER 31, 2025 • Ryoncil® is the first mesenchymal stromal cell (MSC) product approved by the U.S. Food and Drug Administration (FDA) for any indication, and the only product approved for children under age 12 with steroid-refractory acute graft-versus-host disease (SR-aGvHD).3 • While many patients are at various stages of treatment with Ryoncil®, the company provided an update on outcomes of the first 25 patients treated with Ryoncil® in a ‘real-world’ clinical setting post launch. Of these, 21 were alive (84%) and completed the initial 28-day treatment regimen as per the FDA approval label. The four patients who did not complete the 28-day treatment course had been offered and failed other therapies prior to use of Ryoncil® and died of severe SR-aGvHD within 28 days. • These early data are consistent with the prior clinical experience with Ryoncil®. The outcomes highlight our focus on getting patients on Ryoncil® therapy as early as possible following steroid resistance to enable completion of an initial 28-day treatment course and maximize survival. • Given the continued unmet need in adults with severe SR-aGvHD, a pivotal trial of Ryoncil® is expected to commence site enrollment this quarter for label extension of Ryoncil® for use in adults - a population approximately three times the size of the pediatric SR-aGvHD population. • During the reporting period, Mesoblast received positive feedback from FDA on potential filing of a Biologics License Application (BLA) for its allogeneic cell therapy product rexlemestrocel-L in patients with chronic discogenic low back pain (CLBP). This follows FDA’s Type B meeting review of data from Mesoblast's first randomized controlled Phase 3 trial (MSB-DR003) on pain reduction and relationship to decreased use or elimination of opioids for up to three years following a single rexlemestrocel-L administration. • FDA acknowledged that the effects on pain intensity appear to favor the active arm. FDA also confirmed that a clinically meaningful reduction in pain intensity in the active arm versus placebo at 12 months can support product efficacy and stated that the robust results on opioid reduction from at least one adequate and well controlled trial could be included in the Clinical Studies section of product labeling.

• The confirmatory Phase 3 trial, MSB-DR004, is actively recruiting across 40 sites in the U.S. and is expected to complete the 300-patient enrollment target in the coming three months. • Commercial manufacturing scale-up work for rexlemestrocel-L is well progressed to support BLA filings for both CLBP and, in the first instance, for end-stage chronic heart failure (CHF) patients with LVADs. Other Fees to Non-Executive Directors were US$131,183, consulting payments to Non-Executive Directors were US$223,614, and salary payments to full-time Executive Directors were US$398,753, detailed in Item 6 of the Appendix 4C cash flow report for the quarter.4 A copy of the Appendix 4C – Quarterly Cash Flow Report for the second quarter FY2026 is attached. About Mesoblast Mesoblast (the Company) is a world leader in developing allogeneic (off-the-shelf) cellular medicines for the treatment of severe and life-threatening inflammatory conditions. The therapies from the Company’s proprietary mesenchymal lineage cell therapy technology platform respond to severe inflammation by releasing anti-inflammatory factors that counter and modulate multiple effector arms of the immune system, resulting in significant reduction of the damaging inflammatory process. Mesoblast’s Ryoncil® (remestemcel-L-rknd) for the treatment of steroid-refractory acute graft versus host disease (SR-aGvHD) in pediatric patients 2 months and older is the first FDA-approved mesenchymal stromal cell (MSC) therapy. Please see the full Prescribing Information at www.ryoncil.com. Mesoblast is committed to developing additional cell therapies for distinct indications based on its remestemcel-L and rexlemestrocel-L allogeneic stromal cell technology platforms. Ryoncil® is being developed for additional inflammatory diseases including SR-aGvHD in adults and biologic-resistant inflammatory bowel disease. Rexlemestrocel-L is being developed for heart failure and chronic low back pain. The Company has established commercial partnerships in Japan, Europe and China. About Mesoblast intellectual property: Mesoblast has a strong and extensive global intellectual property portfolio, with over 1,000 granted patents or patent applications covering mesenchymal stromal cell compositions of matter, methods of manufacturing and indications. These granted patents and patent applications provide commercial protection extending through to at least 2044 in all major markets. About Mesoblast manufacturing: The Company’s proprietary manufacturing processes yield industrial-scale, cryopreserved, off-the-shelf, cellular medicines. These cell therapies, with defined pharmaceutical release criteria, are planned to be readily available to patients worldwide. Mesoblast has locations in Australia, the United States and Singapore and is listed on the Australian Securities Exchange (MSB) and on the Nasdaq (MESO). For more information, please see www.mesoblast.com, LinkedIn: Mesoblast Limited and Twitter: @Mesoblast References / Footnotes 1. The revenues included in this press release are based on management’s initial analysis of operations for the second quarter ended December 31, 2025, and are subject to completion of Mesoblast’s financial closing procedures and audit. 2. TEMCELL® HS Inj. is a registered trademark of JCR Pharmaceuticals Co. Ltd Please see the full Prescribing Information at www.ryoncil.com 3. Please see the full Prescribing Information at www.ryoncil.com 4. As required by ASX listing rule 4.7 and reported in Item 6 of the Appendix 4C, reported are the aggregated total payments to related parties being Executive Directors and Non-Executive Directors. Forward-Looking Statements This press release includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. Forward-looking statements include, but are not limited to, statements about: the initiation, timing, progress and results of Mesoblast’s preclinical and clinical studies, and Mesoblast’s research and development programs; Mesoblast’s ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; Mesoblast’s ability to advance its manufacturing capabilities; the timing or likelihood of regulatory filings and approvals, manufacturing activities and product marketing activities, if any; the commercialization of Mesoblast’s RYONCIL for pediatric SR-aGVHD and any other product candidates, if approved; regulatory or public perceptions and market acceptance surrounding the use of stem-cell based therapies; the potential for Mesoblast’s product candidates, if any are approved, to be withdrawn from the market due to patient adverse events or deaths; the potential benefits of strategic collaboration agreements and Mesoblast’s ability to enter into and maintain established strategic collaborations; Mesoblast’s ability to establish and maintain intellectual property on its product candidates and Mesoblast’s ability to successfully defend these in cases of alleged infringement; the scope of protection Mesoblast is able to establish and maintain for intellectual property rights covering its product candidates and technology; estimates of Mesoblast’s expenses, future revenues, capital requirements and its needs for additional financing; Mesoblast’s financial performance; developments relating to Mesoblast’s competitors and industry; and the pricing and reimbursement of Mesoblast’s product candidates, if approved. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast’s actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise. Release authorized by the Chief Executive. For more information, please contact: Corporate Communications / Investors Paul Hughes T: +61 3 9639 6036 Media – Global Allison Worldwide Emma Neal T: +1 603 545 4843 E: emma.neal@allisonworldwide.com Media – Australia BlueDot Media Steve Dabkowski T: +61 419 880 486 E: steve@bluedot.net.au

Rule 4.7B ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms. Page 1 Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B Name of entity Mesoblast Limited ABN Quarter ended (“current quarter”) 68 109 431 870 31 December 2025 Consolidated statement of cash flows Current quarter $US’000 Year to date (6 months) $US’000 1. Cash flows from operating activities 1.1 Receipts from customers 17,714 28,033 1.2 Payments for (a) research and development (10,079) (17,424) (b) manufacturing commercialization, product manufacturing and operating costs (15,594) (21,612) (c) advertising and marketing (2,477) (7,144) (d) leased assets — — (e) staff costs (2,028) (5,165) (f) other expenses from ordinary activities (g) other: - Intellectual property portfolio expenses (3,187) (8,027) (1,055) (1,768) 1.3 Dividends received (see note 3) — — 1.4 Interest received 1,146 2,642 1.5 Interest and other costs of finance paid — — 1.6 Income taxes refund/(paid) 2 1 1.7 Government grants and tax incentives and credits — — 1.8 Other (provide details if material) — — 1.9 Net cash from / (used in) operating activities (15,558) (30,464)

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms. Page 2 Consolidated statement of cash flows Current quarter $US’000 Year to date (6 months) $US’000 2. Cash flows from investing activities 2.1 Payments to acquire or for: (i) entities — — (j) businesses — — (k) property, plant and equipment (73) (422) (l) investments — — (m) intellectual property (60) (60) (n) other non-current assets — — 2.2 Proceeds from disposal of: (o) entities — — (p) businesses — — (q) property, plant and equipment — — (r) investments — — (s) intellectual property — — (t) other non-current assets — — 2.3 Cash flows from loans to other entities — — 2.4 Dividends received (see note 3) — — 2.5 Other: - Security deposits — — - Other (164) (125) 2.6 Net cash from / (used in) investing (297) (607) activities 3. Cash flows from financing activities 3.1 Proceeds from issues of equity — 1,557 securities (excluding convertible debt securities) 3.2 Proceeds from issue of convertible debt securities — — 3.3 Proceeds from exercise of options 3,005 3,994 3.4 Transaction costs related to issues of equity securities or convertible debt (18) (128) securities 3.5 Proceeds from borrowings 75,000 75,000 Proceeds from exercise of warrants — — 3.6 Repayment of borrowings (66,730) (69,338) 3.7 Transaction costs related to loans and borrowings (4,132) (4,262) Interest and other costs of finance paid (5,924) (7,099)

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms. Page 3 Consolidated statement of cash flows Current quarter $US’000 Year to date (6 months) $US’000 3.8 Dividends paid — — 3.9 Other (payment of lease liability) (752) (1,140) Proceeds from settlement of lease liabilities 314 314 3.10 Net cash from / (used in) financing activities 763 (1,102) 4. Net increase / (decrease) in cash 144,719 (15,558) (297) 763 348 161,551 (30,464) (607) (1,102) 597 and cash equivalents for the period 4.1 Cash and cash equivalents at beginning of quarter (Sep 1, 2025)/beginning of year (July 1, 2025) 4.2 Net cash from / (used in) operating activities (item 1.9 above) 4.3 Net cash from / (used in) investing activities (item 2.6 above) 4.4 Net cash from / (used in) financing activities (item 3.10 above) 4.5 Effect of movement in exchange rates on cash held 4.6 Cash and cash equivalents at end of 129,975 129,975 period 5. Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts Current quarter $US’000 Previous quarter $US’000 5.1 Bank balances 129,574 144,323 5.2 Call deposits — — 5.3 Bank overdrafts — — 5.4 Other (Term deposits) 401 396 5.5 Cash and cash equivalents at end of quarter (should equal item 4.6 above) 129,975 144,719 6. Payments to related parties of the entity and their associates Current quarter $US'000 6.1 Aggregate amount of payments to related parties and their associates included in item 1 754 6.2 Aggregate amount of payments to related parties and their associates included in item 2 — Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments. Fees and consulting payments to Non-Executive Directors and salary payments to full-time Executive Directors (for the current quarter) = US$753,550

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms. Page 4 7. Financing facilities Note: the term “facility’ includes all forms of financing arrangements available to the entity. Add notes as necessary for an understanding of the sources of finance available to the entity. Total facility amount at quarter end $US’000 Amount drawn at quarter end $US’000 7.1 Loan facilities 105,000* 105,000* 7.2 Credit standby arrangements — — 7.3 Other (please specify) — — 7.4 Total financing facilities 105,000* 105,000* 7.5 Unused financing facilities available at quarter end 50,000 7.6 Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well. *New US$125m credit-line facility On December 30,2025, Mesoblast entered into and drew down US$75m from a five-year facility provided by an existing Mesoblast shareholder and director. A second tranche of up to US$50m is available to be drawn down at Mesoblast’s option until June 30, 2026. The facility has a fixed interest rate of 8.00% per annum, with a five-year interest only period. The initial US$75 million drawn is unsecured until the remainder of the NovaQuest debt is repaid, no later than July 8, 2026, after which the entire new facility (up to US$125 million) will be secured solely with the Temcell ® 1 royalty. *Loan facility with NovaQuest Capital Management, L.L.C On June 29, 2018, Mesoblast entered into a secured eight-year term loan with NovaQuest Capital Management, L.L.C. (“NovaQuest”). Mesoblast drew US$30 million on closing. The loan term included an interest only period of approximately four years through until July 8, 2022. All interest and principal payments (i.e. the amortization period) were deferred until after receipt of the first commercial sale of remestemcel-L in the treatment of pediatric patients with SR-aGVHD. Principal is repayable in equal quarterly instalments over the amortization period of the loan based on 25% of receipts of net sales and are limited by a payment cap, to date Mesoblast has paid US$2.1m (in November 2025) based on 25% of sales received in the quarter ended September 30, 2025. The loan has a fixed interest rate of 15% per annum. On December 30, 2025, Mesoblast repaid US$25.0m of the NovaQuest loan balance following draw down of the new US$75.0m credit-line facility. Following the full repayment of the senior debt facility with Oaktree Capital Management Inc. on December 30, 2025, of US$41.7m (exclusive of fees), NovaQuest is the senior creditor.

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms. Page 5 References / Footnotes 1. TEMCELL® HS Inj. is a registered trademark of JCR Pharmaceuticals Co. Ltd. 8. Estimated cash available for future operating activities $US’000 8.1 Net cash from / (used in) operating activities (item 1.9) (15,558) 8.2 Cash and cash equivalents at quarter end (item 4.6) 129,975 8.3 Unused finance facilities available at quarter end (item 7.5) 50,000 8.4 Total available funding (item 8.2 + item 8.3) 179,975 8.5 Estimated quarters of funding available (item 8.4 divided by item 8.1) 11.6 Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5. 8.6 If item 8.5 is less than 2 quarters, please provide answers to the following questions: 8.6.1 Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not? Answer: Not applicable 8.6.2 Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful? Answer: Not applicable 8.6.3 Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis? Answer: Not applicable Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms. Page 6 Compliance statement 1 This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A. 2 This statement gives a true and fair view of the matters disclosed. Date: .......29 January 2026............................................................................. Authorised by: ......Chief Executive............................................................................. (Name of body or officer authorising release – see note 4) Notes 1. This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so. 2. If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report. 3. Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity. 4. If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”. 5. If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.